METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of United States dollars)

		As at
		September 30,	December 31,
	Notes	2025	2024
ASSETS
Current assets
Cash and cash equivalents		$11,109	$9,717
Accounts receivable	3	3,357	2,516
Prepaid expenses and other		661	723
Total current assets		15,127	12,956

Non-current assets
Royalty, stream, and other interests	4	253,591	255,302
Investment in Silverback		223	314
Deferred income tax assets		77	105
Total non-current assets		253,891	255,721
TOTAL ASSETS		$269,018	$268,677

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables		$611	$1,188
Current acquisition payable		2,393	-
		3,004	1,188
Convertible loan facility	5	-	12,693
Total current liabilities		3,004	13,881

Non-current liabilities
Revolving credit facility	5	12,097	-
Acquisition payable		-	2,233
Deferred income tax liabilities		526	536
Total non-current liabilities		12,623	2,769
Total liabilities		15,627	16,650

EQUITY
Share capital	8	309,186	307,848
Reserves		14,885	13,021
Deficit		(70,680)	(68,842)
Total equity		253,391	252,027
TOTAL LIABILITIES AND EQUITY		$269,018	$268,677

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 12, 2025.

Approved by the Board of Directors

"Brett Heath" Director	"Amanda Johnston" Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 2

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in thousands of United States dollars, except for share and per share amounts)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2025	2024	2025	2024

Revenue from royalty interests	6	$4,000	$1,622	$8,416	$3,752
Depletion on royalty interests	4	(656)	(578)	(1,711)	(1,862)
Gross profit		3,344	1,044	6,705	1,890

General and administrative expenses	7	(1,116)	(1,150)	(3,082)	(3,367)
Share-based payments	8	(768)	(716)	(2,159)	(1,905)
Earnings (loss) from operations		1,460	(822)	1,464	(3,382)

Share of net income of Silverback		53	36	126	77
Mark-to-market gain (loss) on derivatives	5	-	(7)	(94)	392
Interest expense	5	(359)	(494)	(1,261)	(1,473)
Finance charges	5	(38)	(85)	(199)	(255)
Loss on extinguishment of convertible loan facility	5	-	-	(738)	-
Foreign exchange gain (loss)		(78)	(88)	(491)	92
Other income (expenses)		(35)	429	(113)	319
Earnings (loss) before income taxes		1,003	(1,031)	(1,306)	(4,230)
Current income tax expense		(300)	(167)	(513)	(238)
Deferred income tax recovery (expense)		(74)	29	(19)	76
Net income (loss) and comprehensive income (loss)		$629	$(1,169)	$(1,838)	$(4,392)

Earnings (loss) per share - basic and diluted		$0.01	$(0.01)	$(0.02)	$(0.05)
Weighted average number of shares outstanding:
Basic	9	92,543,216	91,641,647	92,101,579	91,387,297
Diluted	9	94,680,847	91,641,647	92,101,579	91,387,297

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 3

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited - Expressed in thousands of United States dollars)

		Nine months ended
		September 30,	September 30,
	Notes	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(1,838)	$(4,392)
Items not affecting cash:
Depletion	4	1,711	1,862
Interest and accretion expense		1,261	1,473
Finance charges		199	255
Share-based payments		2,159	1,905
Share of net income of Silverback		(126)	(77)
Mark-to-market loss (gain) on derivatives	5	94	(392)
Loss on extinguishment of convertible loan facility	5	738	-
Income tax expense		532	162
Unrealized foreign exchange loss (gain)		482	(139)
Other		61	(224)
		5,273	433

Payments received from derivative royalty asset		-	806
Income taxes paid		(192)	(409)

Changes in non-cash working capital items:
Accounts receivable		(840)	709
Prepaid expenses and other		12	223
Trade and other payables		(953)	(3,948)
Net cash provided by (used in) operating activities		3,300	(2,186)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests		-	(2,199)
Dividends received from Silverback		217	201
Net cash provided by (used in) investing activities		217	(1,998)

CASH FLOWS FROM FINANCING ACTIVITIES
Draw down on revolving credit facility	5	13,100	-
Settlement of convertible loan facility	5	(11,919)	-
Proceeds from private placement		-	727
Interest paid	5	(1,532)	(58)
Finance charges paid	5	(1,781)	(255)
Net cash provided by (used in) financing activities		(2,132)	414

Effect of exchange rate changes on cash and cash equivalents		7	(122)

Changes in cash and cash equivalents during period		1,392	(3,892)
Cash and cash equivalents, beginning of period		9,717	14,107
Cash and cash equivalents, end of period		$11,109	$10,215

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 4

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in thousands of United States dollars, except for share amounts)

	Number of Shares	Share Capital	Reserves	Deficit	Total Equity
Balance as at December 31, 2023	90,877,231	$303,323	$12,930	$(63,366)	$252,887
Conversion of loan payable (Note 5)	429,800	1,109	-	-	1,109
Private placement	250,000	727	-	-	727
Exercise of stock options	99,319	357	(357)	-	-
Shares issued on vesting of restricted share units	92,440	628	(628)	-	-
Share-based payments - stock options	-	-	697	-	697
Share-based payments - restricted share units	-	-	1,208	-	1,208
Loss for the period	-	-	-	(4,392)	(4,392)
Balance as at September 30, 2024	91,748,790	$306,144	$13,850	$(67,758)	$252,236

	Number of Shares	Share Capital	Reserves	Deficit	Total Equity
Balance as at December 31, 2024	92,076,438	$307,848	$13,021	$(68,842)	$252,027
Conversion of loan payable (Note 5)	412,088	1,043	-	-	1,043
Exercise of stock options	22,860	71	(71)	-	-
Shares issued on vesting of restricted share units	50,000	224	(224)	-	-
Share-based payments - stock options	-	-	787	-	787
Share-based payments - restricted share units	-	-	1,372	-	1,372
Loss for the period	-	-	-	(1,838)	(1,838)
Balance as at September 30, 2025	92,561,386	$309,186	$14,885	$(70,680)	$253,391

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements Page 5

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in British Columbia, Canada, is a precious metals royalty and streaming company, which engages in the acquisition and management of gold, silver, and copper royalties, streams, and similar production-based interests. The Company's common shares ("Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $70.7 million as at September 30, 2025, and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company's ability to generate positive cash flow in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for at least twelve months from the date of this report.

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2024.

(b) Basis of Preparation and Measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed interim consolidated financial statements are presented in thousands of United States dollars except as otherwise indicated.

(c) Future Changes to Accounting Policies

Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for the three and nine months ended September 30, 2025, and have not been early adopted by the Company. New and amended accounting standards that are not applicable to the Company have been excluded from this note. The Company is currently assessing the impact of the following new and amended standards:

  The IASB has issued classification and measurement and disclosure amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures, which are effective for years beginning on or after January 1, 2026, with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance targets).

Condensed Interim Consolidated Financial Statements Page 6

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D…)

  IFRS 18 - Presentation and Disclosure in Financial Statements ("IFRS 18") is a new standard that will provide new presentation and disclosure requirements, and which will replace IAS 1 - Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the statement of profit or loss; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.

3. ACCOUNTS RECEIVABLE

	As at
	September 30,	December 31,
	2025	2024
Royalty and stream receivables	$3,191	$2,253
GST and other recoverable taxes	108	251
Other receivables	58	12
Total accounts receivable	$3,357	$2,516

As at September 30, 2025, and December 31, 2024, the Company did not have any royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at September 30, 2025, and December 31, 2024, was $Nil.

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
	Assets	Assets	Assets	Total
As at December 31, 2023	$17,531	$232,476	$7,817	$257,824
Depletion	(2,509)	-	-	(2,509)
Reclassifications and other	10,992	(10,992)	(13)	(13)
As at December 31, 2024	$26,014	$221,484	$7,804	$255,302
Depletion	(1,711)	-	-	(1,711)
Reclassifications and other	1,785	(1,785)	-	-
As at September 30, 2025	$26,088	$219,699	$7,804	$253,591

Historical cost	$37,796	$224,471	$7,853	$270,120
Accumulated depletion and impairments	$(11,708)	$(4,772)	$(49)	$(16,529)

Condensed Interim Consolidated Financial Statements Page 7

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

4. ROYALTY, STREAM, AND OTHER INTERESTS (CONT'D…)

(a) During the nine months ended September 30, 2025, and the subsequent period, the Company completed the following transactions:

Acquisition

On October 31, 2025, the Company completed the acquisition of a further 0.15% interest in a Net Smelter Return ("NSR") royalty on a portion of the Côté gold mine and all of the Gosselin project, owned by IAMGOLD Corporation and Sumitomo Metals Mining Co., Ltd., for C$3.4 million bringing Metalla's total ownership on the Côté-Gosseliln NSR royalty to 1.50%.

Reclassification

During the nine months ended September 30, 2025, the Company reclassified Endeavor from development assets to producing assets and commenced depletion because of the restart of the Endeavor mine.

(b) During the year ended December 31, 2024, the Company completed the following transactions:

Reclassifications

During the period the Company: (i) reclassified Tocantinzinho and La Guitarra from development assets to producing assets; and (ii) reclassified El Realito, which has been fully depleted, from producing assets to development assets as management does not expect any further production from El Realito without further exploration on underground potential.

5. LOANS PAYABLE

	Revolving	Convertible
	Credit Facility	Loan Facility	Total
As at December 31, 2023	$-	$13,588	$13,588
Interest and accretion expense	-	1,751	1,751
Conversion	-	(1,109)	(1,109)
Foreign exchange adjustments	-	(1,044)	(1,044)
Fair value adjustment of derivative portion	-	(493)	(493)
As at December 31, 2024	$-	$12,693	$12,693
Draw down on revolving credit facility	13,100	-	13,100
Transaction costs	(1,084)	-	(1,084)
Interest and accretion expense	329	772	1,101
Principal repayment	-	(11,919)	(11,919)
Conversion	-	(1,043)	(1,043)
Extinguishment of loan facility	-	738	738
Interest payment	(232)	(1,300)	(1,532)
Accrued fees payment	-	(536)	(536)
Foreign exchange adjustments	-	501	501
Fair value adjustment of derivative portion	-	94	94
As at September 30, 2025	$12,113	$-	$12,113
Less: Accrued interest	(16)	-	(16)
As at September 30, 2025	$12,097	$-	$12,097

Condensed Interim Consolidated Financial Statements Page 8

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

5. LOANS PAYABLE (CONT'D…)

Revolving Credit Facility

On June 24, 2025, Metalla entered into a definitive agreement with the Bank of Montreal ("BMO") and National Bank Financial ("NBF") for a revolving credit facility of $40.0 million (the "RCF"), with an accordion feature for an additional $35.0 million of availability option, subject to certain conditions, to increase the facility to $75.0 million. Upon close, the Company drew down $13.1 million from the RCF and incurred transaction costs of $1.1 million which will be amortized over the term of the loan.

The RCF will be available to finance acquisitions and investments, and for general corporate purposes. The RCF has a maturity date of June 24, 2028, which is extendable annually for one year on the mutual agreement of Metalla, BMO, and NBF. Drawdowns under the RCF can either be USD base rate advances which will bear an interest rate equal to a base rate plus applicable margin, or can be term benchmark advances which will bear an interest rate equal to the Secured Overnight Financing Rate ("SOFR") plus a credit spread adjustment of 0.10%, plus an applicable margin of 2.50% to 3.50% per annum depending on the Company's net leverage ratio.  The undrawn portion of the RCF is subject to a standby fee of 0.56% to 0.79% per annum depending on the Company's net leverage ratio.

The RCF is subject to standard conditions and covenants which include a net leverage ratio, an interest coverage ratio, and a minimum liquidity amount. The Company was in full compliance with all covenants as at September 30, 2025. The RCF is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries.

For the three and nine months ended September 30, 2025, the Company recognized interest expenses associated with the RCF of $0.3 million and $0.3 million, respectively (September 30, 2024 - $Nil and $Nil), and recognized finance charges of less than $0.1 million and less than $0.1 million, respectively (September 30, 2024 - $Nil and $Nil), related to standby fees associated with the RCF. As at September 30, 2025, the amount drawn on the RCF was $13.1 million, the availability under the RCF was $26.9 million, and the transaction costs, net of accumulated amortization were $1.0 million.

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") with Beedie Investments Ltd. ("Beedie") to fund acquisitions of royalties and streams, which was subsequently amended from time to time. The Loan Facility bore interest on amounts advanced and a standby fee on funds available. Funds advanced were convertible into Common Shares at Beedie's option, with the conversion price determined at the date of each drawdown or at the conversion date (in the case of the conversion of accrued and unpaid interest). The Loan Facility was secured by certain assets of the Company.

The conversion feature, prepayment options, and availability of credit under the Loan Facility (together the "Derivative Loan Liabilities") were all determined to be non-cash embedded derivatives that were not closely related to the principal amounts due under the loan facility, and as such were bifurcated from the loan facility and the Derivative Loan Liabilities were accounted for at fair value through profit and loss. The debt portion of the loan facility along with any transaction costs and fees directly attributable to the loan facility were included in the respective effective interest rate calculation for the debt portion and were measured at amortized cost.

Condensed Interim Consolidated Financial Statements Page 9

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

5. LOANS PAYABLE (CONT'D…)

Effective December 1, 2023, Metalla and Beedie entered into an amended and restated convertible Loan Facility agreement to amend and restate the loan facility (the "A&R Loan Facility"). Pursuant to the A&R Loan Facility, the parties agreed to, among other things, increase the A&R Loan Facility from C$25.0 million to C$50.0 million, amend the conversion price of the principal amount outstanding of C$16.4 million to a conversion price of C$6.00 per share, amend the conversion price of any accrued and unpaid interest (the "Accrued Interest Amount") to a conversion price equal to the market price of the shares of Metalla at the time of conversion, and have any accrued and unpaid fees (the "Accrued Fees Amount") to not be convertible into Common Shares.

On December 1, 2023, following the changes to the A&R Facility and the drawdown of the C$12.2 million, the Derivative Loan Liabilities were remeasured and were assigned a fair value of $0.9 million, and the debt portion of the Principal Amount was assigned a fair value of $11.2 million for a total face value of $12.1 million (C$16.4 million). The debt portion, including any directly attributable transaction costs and fees were accounted for at amortized cost using the implied effective interest rate of 14.6%. The Accrued Interest Amount and the Accrued Fees Amount under the A&R Loan Facility were both accounted for as loans payable which were initially valued at fair value and subsequently measured at amortized cost and were included in the total A&R Loan Facility balance.

On February 20, 2024, Beedie elected to convert C$1.5 million ($1.1 million) of the Accrued Interest Amount into Common Shares at a conversion price of C$3.49 per share, being the closing price of the shares of Metalla on the TSX-V on February 20, 2024, for a total of 429,800 Common Shares which were issued on March 19, 2024.

On January 13, 2025, Beedie elected to convert C$1.5 million ($1.0 million) of the Accrued Interest Amount into Common Shares at a conversion price of C$3.64 per share, being the closing price of the shares of Metalla on the TSX-V on January 13, 2025, for a total of 412,088 Common Shares which were issued on February 4, 2025. Additionally, on January 31, 2025, the Company made a payment of C$2.0 million to Beedie to reduce all of the Accrued Interest Amount and Accrued Fees Amount to $Nil as of the payment date.

On June 24, 2025, concurrent with the closing of the RCF, the Company fully repaid and retired the A&R Loan Facility.  The final payments to Beedie included a repayment of the principal balance outstanding of C$16.4 million plus C$0.7 million in accrued interest and standby fees.  In connection with the retirement of the A&R Loan Facility, certain assets secured by Beedie were released and there are no further amounts due under the A&R Loan Facility.

The Derivative Loan Liabilities were remeasured at June 24, 2025, immediately prior to the retirement of the A&R Loan Facility, and were assigned a fair value of $0.2 million (December 31, 2024 - $0.1 million) and were calculated using a convertible debt and swaption pricing model with the following major market inputs and assumptions:

	As at
	June 24,	December 31,
	2025	2024
Maturity date	May 10, 2027	May 10, 2027
Risk free interest rate	2.50%	2.72%
Share price	C$4.93	C$3.62
Expected volatility	50%	54%
Dividend yield	$Nil	$Nil
Conversion price	C$6.00	C$6.00

Condensed Interim Consolidated Financial Statements Page 10

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

5. LOANS PAYABLE (CONT'D…)

On June 24, 2025, upon retirement of the A&R Loan Facility, the Company recorded a $0.7 million loss on extinguishment, which represents the difference between the carrying amount of the A&R Loan Facility on the retirement date and the amount that was paid to retire the A&R Loan Facility.

For the three and nine months ended September 30, 2025, the Company recognized finance charges of $Nil and $0.2 million, respectively (September 30, 2024 - $0.1 million and $0.3 million), related to costs associated with the A&R Loan Facility, including standby fees on the undrawn portion of the A&R Loan Facility, as well as set up and other associated costs.

Amendment to IAS 1 - Presentation of Financial Statements

The Company adopted an amendment to IAS 1 effective January 1, 2024, which required the A&R Loan Facility to be presented as a current liability rather than a non-current liability even though the maturity date was not within the next twelve months. This was because the lender had the unconditional right to convert the debt into equity at any time, including within the next twelve months. There were no changes to the expected cash outflows from the convertible debt, and no changes to the liquidity of the Company and the maturity date of the debt remained May 10, 2027, however due to the change in IAS 1 the Company was required to disclose the A&R Loan Facility as a current liability.

6. REVENUE

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Royalty revenue
Tocantinzinho	$1,246	$167	$3,022	$167
Wharf	944	663	2,220	1,258
Aranzazu	632	485	1,676	1,359
Endeavor	804	-	804	-
La Guitarra	112	51	294	51
La Encantada	102	85	237	221
El Realito	-	90	-	596
Other(1)	58	-	58	-
Total royalty revenue	3,898	1,541	8,311	3,652
Other fixed royalty payments	102	81	105	100
Total revenue	$4,000	$1,622	$8,416	$3,752

(1) During the period the Company received a small amount of revenue from Plomosas related to the test mining of a bulk sample.

The Company operates in one industry and has one reportable segment, which is reviewed by the chief operating decision maker.

Condensed Interim Consolidated Financial Statements Page 11

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

7. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Compensation and benefits	$503	$525	$1,472	$1,552
Corporate administration	357	365	872	969
Professional fees	223	219	589	674
Listing and filing fees	33	41	149	172
Total general and administrative expenses	$1,116	$1,150	$3,082	$3,367

8. SHARE CAPITAL

Authorized share capital consists of an unlimited number of Common Shares without par value.

(a) Issued Share Capital

As at September 30, 2025, the Company had 92,561,386 Common Shares issued and outstanding (December 31, 2024 - 92,076,438).

During the nine months ended September 30, 2025, the Company:

  issued 412,088 Common Shares related to the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 5); and
  issued 72,860 Common Shares related to the vesting of RSUs and the exercise of stock options.

During the year ended December 31, 2024, the Company:

  issued 429,800 Common Shares related to the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 5);
  issued 250,000 Common Shares related to a private placement; and
  issued 519,407 Common Shares related to the vesting of RSUs and the exercise of stock options.

(b) Stock Options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The plan allows for a cash-less broker exercise, or a net exercise on some of the Company's stock options upon vesting, both of which are subject to approval from the Company's Board of Directors. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

Condensed Interim Consolidated Financial Statements Page 12

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

8. SHARE CAPITAL (CONT'D…)

The continuity of stock options for the nine months ended September 30, 2025, was as follows:

	Weighted
	Average
	Exercise Price	Number
	(C$)	Outstanding
As at December 31, 2023	$6.83	4,834,993
Granted	4.14	160,000
Exercised(1)	3.69	(820,781)
Expired	8.43	(1,176,005)
Forfeited	4.47	(115,000)
As at December 31, 2024	$7.02	2,883,207
Granted	4.41	955,000
Exercised(1)	4.23	(57,500)
Expired	7.66	(383,750)
Forfeited	4.26	(17,500)
As at September 30, 2025	$6.27	3,379,457

(1) During the nine months ended September 30, 2025, 57,500 stock options were exercised on a net exercise basis with a total of 22,860 Common Shares issued for the exercise (2024 - 771,063 and 163,999, respectively).

During the nine months ended September 30, 2025, the Company granted 955,000 stock options (December 31, 2024 - 160,000) with a weighted-average exercise price of C$4.41 (December 31, 2024 - C$4.14) and a grant date fair value of $1.1 million or $1.19 per option (December 31, 2024 - $0.2 million or $1.18 per option). The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Nine months	Twelve months
	ended	ended
	September 30,	December 31,
	2025	2024
Risk free interest rate	2.79%	3.62%
Expected dividend yield	0%	0%
Expected stock price volatility	51%	51%
Expected life in years	3.25	3.25
Forfeiture rate	0%	0%

For the three and nine months ended September 30, 2025, in accordance with the vesting terms of the stock options granted, the Company recorded charges to share-based payments expense of $0.3 million and $0.8 million, respectively (September 30, 2024 - $0.2 million and $0.7 million), with offsetting credits to reserves. As at September 30, 2025, the weighted average remaining life of the stock options outstanding was 2.65 years (December 31, 2024 - 2.39 years).

Condensed Interim Consolidated Financial Statements Page 13

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

8. SHARE CAPITAL (CONT'D…)

The Company's outstanding and exercisable stock options as at September 30, 2025, and their expiry dates are as follows:

	Exercise Price	Number	Number
Expiry Date	(C$)	Outstanding	Exercisable
November 6, 2025	$12.85	315,000	315,000
April 27, 2026	$11.73	310,000	310,000
August 27, 2026	$9.17	217,800	217,800
July 20, 2027	$4.33	118,800	118,800
August 16, 2027	$5.98	440,000	440,000
February 22, 2028	$4.12	100,357	100,357
December 28, 2028	$4.05	777,500	368,750
July 23, 2029	$4.14	155,000	75,000
February 20, 2030	$4.41	945,000	-
		3,379,457	1,945,707

(c) Restricted Share Units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for stock options. The vesting terms are determined by the Company's Board of Directors at the time of issuance, the standard vesting terms have one-half vest in one year and one-half vest in two years. The continuity of RSUs for the nine months ended September 30, 2025, was as follows:

Number
Outstanding
As at December 31, 2023	978,350
Granted	300,000
Settled	(305,690)
Forfeited	(75,000)
As at December 31, 2024	897,660
Granted	525,788
Settled	(50,000)
Forfeited	(8,750)
As at September 30, 2025	1,364,698

For the three and nine months ended September 30, 2025, in accordance with the vesting terms of the RSUs granted, the Company recorded charges to share-based payments expense of $0.5 million and $1.4 million, respectively (September 30, 2024 - $0.5 million and $1.2 million), with offsetting credits to reserves.

Condensed Interim Consolidated Financial Statements Page 14

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

9. EARNINGS PER SHARE ("EPS")

Diluted earnings per share is calculated using the treasury method which assumes that outstanding stock options, with exercise prices that are lower than the average market price of the Common Shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Basic weighted average number of shares outstanding	92,543,216	91,641,647	92,101,579	91,387,297
Dilutive effect of RSUs	1,364,698	-	-	-
Dilutive effect of stock options	772,933	-	-	-
Diluted weighted average number of shares outstanding	94,680,847	91,641,647	92,101,579	91,387,297

As a result of the net losses for the nine months ended September 30, 2025, and the three and nine months ended September 30, 2024, all potentially dilutive common shares are deemed to be antidilutive for the respective periods and thus diluted loss per share is equal to the basic loss per share.

10. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Salaries and fees	$345	$309	$1,006	$766
Share-based payments	642	542	1,775	1,481
Total related party expenses	$987	$851	$2,781	$2,247

As at September 30, 2025, the Company had $Nil (December 31, 2024 - $0.6 million) due to directors and management related to remuneration and expense reimbursements. As at September 30, 2025, the Company had $Nil (December 31, 2024 - $Nil) due from directors and management.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant Non-Cash Investing and Financing Activities

During the nine months ended September 30, 2025, the Company:

a) issued 412,088 Common Shares, valued at $1.0 million, for the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 5);

b) reallocated $0.2 million from reserves for 50,000 RSUs that settled; and

c) reallocated $0.1 million from reserves for 57,500 stock options exercised.

Condensed Interim Consolidated Financial Statements Page 15

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (CONT'D…)

During the nine months ended September 30, 2024, the Company:

a) issued 429,800 Common Shares, valued at $1.1 million, for the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 5);

b) reallocated $0.6 million from reserves for 92,440 RSUs that settled; and

c) reallocated $0.4 million from reserves for 169,196 stock options exercised.

12. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	As at
	September 30,	December 31,
	2025	2024
Financial assets
Amortized cost:
Cash and cash equivalents	$11,109	$9,717
Royalty and stream receivables	3,191	2,253
Other receivables	166	263
Fair value through profit or loss:
Marketable securities	256	305
Total financial assets	$14,722	$12,538

Financial liabilities
Amortized cost:
Trade and other payables	$611	$1,188
Loans payable	12,097	12,625
Acquisition payables	2,393	2,233
Fair value through profit or loss:
Derivative loan liabilities	-	68
Total financial liabilities	$15,101	$16,114

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Condensed Interim Consolidated Financial Statements Page 16

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

12. FINANCIAL INSTRUMENTS (CONT'D…)

Cash, accounts receivables (royalty, and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy. There were no transfers between the levels of the fair value hierarchy during the nine months ended September 30, 2025, and the year ended December 31, 2024.

Loans payable and acquisition payables are carried at amortized cost. The fair values of the Company's loans payable are approximated by their carrying values as the interest rates are comparable to market interest rates. The RCF is classified within Level 2 because its applicable interest rate includes an adjustment based on the Company's net leverage ratio and a credit spread adjustment (Note 5). In prior periods, the Company had derivative loan liabilities embedded in the A&R Loan Facility that were carried at fair value and were classified within Level 3 of the fair value hierarchy, with the retirement of the A&R Loan Facility on June 24, 2025, the Company no longer has any derivative loan liabilities.

Capital Risk Management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at September 30, 2025, are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit Risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty and stream interests, its cash on-hand, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 5. All current liabilities are settled within one year.

Condensed Interim Consolidated Financial Statements Page 17

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025, AND 2024
(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

12. FINANCIAL INSTRUMENTS (CONT'D…)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at September 30, 2025, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of less than $0.1 million.

13. COMMITMENTS

As at September 30, 2025, the Company had the following contractual obligations:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$611	$-	$-	$611
Loans payable principal and interest payments(1)	896	15,127	-	16,023
Payments related to acquisition of royalties and streams(2)	2,500	-	-	2,500
Total commitments	$4,007	$15,127	$-	$19,134

(1) Payments required to be made on the RCF based on the closing balance, applicable interest rate, and availability under the RCF as at September 30, 2025.

(2) Payment required for the royalty on the Lama project of $2.5 million, payable in cash or Common Shares within 90 days upon the earlier of a 2 Moz gold Mineral Reserve estimate on the royalty area or March 9, 2026.

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that have not been met as of September 30, 2025.

Condensed Interim Consolidated Financial Statements Page 18